Exhibit 99.2

Tantech Holdings Ltd. Finalized Acquisition of Suzhou E Motors -
Expanding Environmentally-Friendly Automotive Technology

LISHUI, China, July 17, 2017 /PRNewswire/--Tantech Holdings Ltd. (NASDAQ: TANH), (“Tantech” or the “Company”), a leading alternative energy company through the use of bamboo-based charcoal products today announced it completed the acquisition of 70% equity interest in Suzhou E Motors Co., Ltd. (“Suzhou E Motors”), a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province.

Merger Highlights

•	Acquiring 70% equity interest in Suzhou E Motors from Mr. Henglong Chen
•	Broadening customer base and cross-selling opportunities
•	Accelerating revenue and earnings growth
•	Establishing Tantech Holdings as leader in environmental-friendly technology

Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech, commented, “We are pleased to complete this acquisition today, by acquiring 70% equity interest in Suzhou E Motors which will make us a leader in specialty EVs in China,”

Mr. Wang continued, “As discussed in our letter to shareholders on February 2017, improving the environment is the Company’s core mission. The acquisition brings economic synergies, new advanced technologies and accelerates our research and development efforts – resulting in what we believe will be tremendous value for the Company and its shareholders.”

Terms of Merger

Pursuant to the Purchase Agreement executed on May 2, 2016, Supplemental Agreement I signed on December 22, 2016 and Supplemental Agreement II signed on July 12, 2017, the Company shall acquire 70% equity interest of Suzhou E Motors directly from Mr. Henglong Chen with total cash consideration of RMB 103,200,000 (approximately $14.7 million) and a share consideration of 2,500,000 restricted shares of the Company’s common stock.

The Company had originally negotiated to acquire 100% of Suzhou E Motors’; however, following Suzhou E Motors’ minority shareholder, Zhangjiagang Jinke Venture Capital Co., Ltd. (Jinke Venture Capital), a local government-led VC fund, opted to retain its 30% interest as it believes the synergy between Tantech Holdings and Suzhou E Motors to be extremely promising.

The Company exercised such terms with the belief that it is in the best interests of its shareholders.

Suzhou E Motors – a leader in specialized electric vehicles

Since its inception in 2011, Suzhou E Motors has produced consecutive annual revenue growth of greater than 350%, reaching revenues of $12 million in 2015 compared to $2.7 million in 2014 and $0.85 million in 2013. Suzhou E Motors designs, assembles and distributes three types of electric vehicles:

•	Urban sanitary vehicles: Suzhou’s urban sanitary vehicles work at high efficiencies with low operating expenses. Cleaning surfaces at speeds up to 15 miles per hour, the vehicles are equipped with professional sanitary vehicle chassis, front axle drives and steering, which improve operational ease and reliability. The vehicle is made of strengthened steel plates and pipes, making it more durable and corrosion resistant.

•	Electric logistics vehicles: Electric logistics vehicles are designed exclusively for logistics/delivery companies. The vehicles are six meters in length and 100% powered by electricity. The vehicles are built with an eye to quality and efficiency with long-lasting, heavy-duty steel construction; spacious interiors and ingenious door designs made specifically for the deliverers’ convenience.

•	Mini tourist buses: Suzhou’s lithium battery-powered tourist buses come in two sizes – 7 meters and 12 meters. The buses reduce emissions by up to 75% and cut fuel consumption by as much as half. The buses are also designed with noise pollution in mind. Interior noise is less than 76 dBs and acceleration noise is less than 82 dBs.

Growing revenue and cost synergies expected

The combination of both companies will bring strong revenue synergies. Access to Suzhou Motors technology will offer new, incremental revenue streams in addition to cross-selling opportunities to Suzhou’s large diversified customer base.

Growth and diversification through acquisition and new product development

“This is the first of many attractive eco-friendly assets that we intend to acquire as a way of strengthening our position as a leader in environmentally-friendly technology and further diversifying our revenue base,” notes Tantech’s CEO, Zhengyu Wang.

“As Tantech Holdings becomes a larger player in the EV market, we are looking at investing in related businesses, such as vehicle financing, both to build a competitive edge in China’s rapidly growing demand for automobiles as well as a way of further diversifying Tantech Holdings’ revenue and profit streams,” commented CEO Wang. According to Bank of China, the car financing market was between US$116 -131 billion in 2015. Within this market, the auto financial leasing sector is estimated to exhibit the strongest growth, at compounded annual growth rate of at least 60% during the next five years.

Continuing the journey to support the environment

Tantech has a track record and capabilities in the past in contributing to a more environmental responsible world. After providing a series of products that proved fully replaceable to traditional coal, Tantech moved on to the provision of cleaner energy sources by entering the electric vehicle industry with this new acquisition.

The addition of Suzhou E Motors will further reduce Tantech’s reliance on the consumer market. Along with expansion into new businesses, Tantech’s revenue and profits are increasingly insulated by rising demand for household hygiene products. As disposable income rises, so does interest in environmental protection and cleanliness. Rising disposable leads to higher demand for household hygiene items such as antibacterial products and disinfectants.

With solid technologies and R&D foundation, along with previous successes, Tantech plans to continue expanding and diversifying their products by developing and acquiring more eco-friendly assets in the future.

About Suzhou E Motors Co., Ltd.

Established in April 2011 Suzhou E Motors Co., Ltd. ("Suzhou E Motors") is an innovative leader in the design, manufacture and distribution of electric vehicles ("EVs"). With outstanding quality and reliable battery production, our system enables to effectively integrate renewable and conventional energy sources across all our product lines. Suzhou E Motors offers a wide range of EVs, including urban sanitary vehicles, electric logistics vehicles and mini tourist buses with current annual capacity of approximately 5,000 EVs. For more information please visit: http://www.emotorsbus.com.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor (“EDLC”) carbon products for industrial energy applications. The Company aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon – power battery – specialty new energy vehicle value chain. For more information please visit: http://www.tantechholdings.com

Forward-Looking Statements:

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd.

Ms. Ye Ren

IR Manager

+86-578-261-2869

ir@tantech.cn